EXHIBIT 2
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                         Pardus Capital Management L.P.
                     1001 Avenue of the Americas, Suite 1100
                               New York, NY 10018


                                                October 24, 2005


Bally Total Fitness Holding Corp.
8700 West Bryn Mawr - 2nd Floor
Chicago, IL 60631
Attn:  Board of Directors

         Re:      PROXY CONTEST

Sirs:

We received your letter of October 18, 2005 concerning the process for nominating directors to the Bally's board and the adoption of an interim poison pill. Unlike many of your stakeholders, we do not have a lengthy history with the company, management or the current board. While we have heard the overwhelming negative investor sentiment towards the company, we have tried to reserve judgment and, accordingly, have approached management openly with respect to our concerns over the present state of the company and where Bally's needs to go if it is to turn-around and thrive. To date, we are disappointed with the company's response.

You have stated that you desire to work cooperatively with us. We would welcome a direct dialog with the board and have repeatedly asked management to arrange a meeting or provide us with appropriate contact information. As a matter of the most fundamental philosophy, we believe management serves at the pleasure of the board of directors and, in turn, the board serves at the pleasure of the shareholders and for their benefit, all with the ultimate goal of enhancing shareholder value. If the current board shares this basic philosophy, we will have a common ground from which to work to rebuild Bally's. If the current board has a different view, it is unlikely we will be able to collaborate going forward.

Management is well aware that of our initial three candidates, one withdrew due to a strategic event involving his own company that required more of his time than anticipated and two have made themselves available to be interviewed by the company's CEO. There has been no follow-up with respect to these two candidates, whether from management, the nominating committee or Russell Reynolds. I found out today that one of our candidates gave the company's CEO THREE separate dates for an in-person meeting but the CEO could not find one to his liking. Statements from the company implying anything else are simply misleading.

We have additional candidates who represent a full complement of independent, highly qualified nominees for the board and who have broad, relevant turnaround and restructuring experience. We will gladly share our candidates with the board if we can be assured they will receive fair, honest and timely consideration. We


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also would consider any other candidates who are genuinely independent and have the relevant skill sets and qualifications. It is with reluctance that we have begun to spend our money and time pursuing a proxy contest; it would be an utter waste of shareholder money and management time for Bally's to object to qualified candidates, especially when broad, existing shareholder sentiment against this management team makes the outcome of an election contest a foregone conclusion.

We see the adoption of the poison pill as a further effort to entrench the management team and only serves to spread the appearance of a "bunker" mentality, which can only detract from the company's recovery. Worse, news items and rumors in the marketplace concerning the company's talks to sell itself, including today's report about Wellspring Capital Management, in advance of the release of audited and restated financial statements suggest management is interested primarily in preserving its position and reserving upside in Bally's to a select few rather than ALL of the shareholders at large.

I am completely uninterested in a petty, tit-for-tat exchange of letters or an argument over who left the last phone message unanswered. We have, from the beginning and repeatedly, expressed a desire to speak principal-to-principal with the board concerning these matters and are prepared to do so now. We have again last week reached out to management to further that process and been in contact with Russell Reynolds.

We firmly believe, however, that little progress will be made absent direct shareholder-to-board interaction. If this present board is serious about revitalizing Bally's and truly representing the shareholders' interests, we invite you to contact us to further a consensual process. But make no mistake: we are your largest shareholder, we are not going away and we will see Bally's turned around and restored to its potential with or without management's or the current board's cooperation.

                                         Sincerely,

                                         PARDUS CAPITAL MANAGEMENT L.P.

                                         By:  Pardus Capital Management LLC,
                                              its general partner


                                         By:  /s/ Karim Samii
                                              -----------------------------
                                              Name:  Karim Samii
                                              Title: Sole Member


cc: Carl L. Reisner, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP Jeffrey D. Marell, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP